Asylum Brewing
Profit and Loss
January 1 - December 31, 2024

		Total
Income		
Drink Sales		296,000.84
Refunds		0.00
Wholesale Revenue		79,021.00
Uncategorized Income		0.00
Total Income	$	**375,021.84**
Cost of Goods Sold		
Cost of goods sold		50,298.99
Bar Supplies		2,139.47
Brewing Supplies		3,087.62
Equipment Maintenance		4,368.93
Total Cost of goods sold	$	59,895.01
Total Cost of Goods Sold	$	**59,895.01**
Gross Profit	$	**315,126.83**
Expenses		
Advertising & marketing		1,964.48
Business licenses		341.42
Contract labor		3,167.30
Employee benefits		
Employee retirement plans		0.00
Health insurance & accident plans		0.00
Officers' life insurance		2,098.84
Total Employee benefits	$	2,098.84
Entertainment		391.39
General business expenses		28,434.04
Bank fees & service charges		225.22
Memberships & subscriptions		175.95
Total General business expenses	$	28,835.21
Insurance		
Business insurance		4,948.00
Liability insurance		3,854.28
Specialty Insurance		3,570.27
Total Insurance	$	12,372.55
Legal & accounting services		219.80
Office expenses		
Merchant account fees		425.63
Office supplies		1,514.35
Shipping & postage		201.75
Software & apps		703.45
Total Office expenses	$	2,845.18
Payroll expenses		
Salaries & wages		70,685.15
Tips Paid		
Total Payroll expenses	$	70,685.15
Payroll processing fee		1,595.16
Rent		72,288.00
Repairs & maintenance		2,181.03
sales taxes		22,225.88
Square Fees		10,419.64
Supplies		467.92
Supplies & materials		31.76



Asylum Brewing
Profit and Loss
January 1 - December 31, 2024

		Total
Total Supplies	$	499.68
Taproom Expenses		1,390.87
Taproom Supplies		1,804.31
Taxes paid		
Payroll taxes		13,934.72
State		2,101.44
Total Taxes paid	$	16,036.16
Travel		
Meals		2,939.70
Transportation		52.66
Vehicle rental		275.96
Total Travel	$	3,268.32
Uncategorized Expense		1,538.12
Utilities		
Electricity		15,702.00
Gas		6,164.16
Internet & TV services		1,841.53
Phone service		522.17
Water & sewer		1,387.04
Total Utilities	$	25,616.90
Total Expenses	**$**	**281,785.39**
Net Operating Income	**$**	**33,341.44**
Other Income		
Credit card rewards		
Tax exempt investment interest		
Total Other Income	$	0.00
Other Expenses		
Vehicle expenses		
Parking & tolls		
Vehicle gas & fuel		
Vehicle insurance		
Vehicle repairs		
Total Vehicle expenses	$	0.00
Total Other Expenses	$	0.00
Net Other Income	$	0.00
Net Income	**$**	**33,341.44**



Initial

Asylum Brewing
Balance Sheet
As of December 31, 2024

Assets

  Current Assets

Cash	43,683.51
Accounts Receivable	10,000.00
Inventory	50,000.00
Other Current Assets	5,000.00
Total Current Assets	108,683.51

  Non-Current Assets

Property, Plant, and Equipment (Net)	229,585.21
Other Long-Term Assets	-
Total Non-Current Assets	229,585.21
Total Assets	**338,268.72**

Liabilities and Equity

  Current Liabilities

Accounts Payable	58,327.28
Other Current Liabilities	8,000.00
Total Current Liabilities	66,327.28

  Non-Current Liabilities

Long-Term Debt	35,600.00
Other Long-Term Liabilities	37,000.00
Total Non-Current Liabilities	72,600.00
Total Liabilities	**138,927.28**

Equity

Common Stock	10,000.00
Additional Paid-In Capital	116,000.00
Retained Earnings	73,341.44
Total Equity	**199,341.44**
Total Liabilities and Equity	**338,268.72**



Asylum Brewing
Statement of Cash Flows
January 1, 2024 - December 31, 2024

Cash Flows from Operating Activities	
Net Income	**33,341.44**
Adjustments to Reconcile Net Income to Net Cash Provided:	
Depreciation	5,750.00
Amortization	-
Other Non-Cash Items	-
Changes in Working Capital:	
Change in Accounts Receivable	-
Change in Inventory	(30,000.00)
Change in Accounts Payable	43,327.28
Change in Other Current Assets/Liabilities	-
Net Cash Provided by Operating Activities	**52,418.72**
Cash Flows from Investing Activities	
Capital Expenditures	(135,335.21)
Proceeds from Asset Sales	-
Other Investing Activities	-
Net Cash Used in Investing Activities	(135,335.21)
Cash Flows from Financing Activities	
Proceeds from Issuing Stock or Equity	96,000.00
Dividends Paid	-
Proceeds from Borrowing	-
Repayment of Debt	(14,400.00)
Other Financing Activities	-
Net Cash Provided by Financing Activities	**81,600.00**
Net Decrease in Cash	**(1,316.49)**
Beginning Cash Balance (Jan 1, 2024)	45,000.00
Foreign Exchange Effects	-
Ending Cash Balance (Dec 31, 2024)	**43,683.51**


Initial